AMENDED

                    INVESTMENT ADVISORY AND SERVICE AGREEMENT

     THIS AGREEMENT, dated and effective as of the 1st day of January, 2005, by and between THE INCOME FUND OF AMERICA, INC., a Maryland corporation (hereinafter called the "Fund"), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation (hereinafter called the "Investment Adviser"). The parties agree as follows:

     1. The Fund hereby employs the Investment Adviser to determine what securities shall be purchased or sold by the Fund with respect to the investment and reinvestment of the assets of the Fund. The Investment Adviser hereby accepts such employment and agrees to render the services and to assume the obligation to the extent herein set forth, for the compensation herein provided. The Investment Adviser shall, for all purposes herein, be deemed an independent contractor and not an agent of the Fund.

     2. The Investment Adviser agrees to provide supervision of the portfolio of the Fund and to determine what securities or other property shall be purchased or sold by the Fund, giving due consideration to the policies of the Fund as expressed in the Fund's Articles of Incorporation, By-Laws, Registration Statement under the Investment Company Act of 1940 (the "1940 Act"), Registration Statement under the Securities Act of 1933 (the "1933 Act"), and prospectus as in use from time to time, as well as to the factors affecting the Fund's status as a regulated investment company under the Internal Revenue Code.

     The Investment Adviser shall provide adequate facilities and qualified personnel for the placement of orders for the purchase, or other acquisition, and sale, or other disposition, of portfolio securities for the Fund. With respect to such transactions, the Investment Adviser, subject to such directions as may be furnished from time to time by the Board of Directors of the Fund, shall endeavor as the primary objective to obtain the most favorable prices and executions of orders. Subject to such primary objective, the Investment Adviser may place orders with brokerage firms which have sold shares of the Fund or which furnish statistical and other information to the Investment Adviser, taking into account the value and quality of the brokerage services of such broker-dealers, including the availability and quality of such statistical and other information. Receipt by the Investment Adviser of any such statistical and other information and services shall not be deemed to give rise to any requirement for abatement of the advisory fee payable pursuant to Section 5 hereof.

     3. The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Fund, including the daily determination of net asset value and offering price per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without additional compensation from the Fund. The Investment Adviser shall also, at its expense, provide the Fund with suitable office space (which may be in the offices of the Investment Adviser); all necessary small office equipment and utilities; and general purpose accounting forms, supplies, and postage used at the offices of the Fund.

     4. The Fund shall pay all its expenses not assumed by the Investment Adviser as provided herein. Such expenses shall include, but shall not be limited to, custodian, stock transfer and dividend disbursing fees and expenses; costs of the designing, printing and mailing of reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance and redemption of shares of the Fund (including stock certificates, registration and qualification fees and expenses); legal and auditing expenses; compensation, fees, and expenses paid to directors; association dues; costs of stationery and forms prepared exclusively for the Fund; and costs of assembling and storing shareholder account data.

     5. The Fund  shall pay to the  Investment  Adviser  on or before  the tenth
(10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month, the sum of the following amounts:

     (a) 0.25% per annum on the first $500 million of the Fund's net assets; 0.23% per annum on the portion of such net assets from $500 million to $1 billion, 0.21% per annum on the portion of such net assets from $1 billion to $1.5 billion, 0.19% per annum on the portion of such net assets from $1.5 billion to $2.5 billion, 0.17% per annum on the portion of such net assets from $2.5 billion to $4 billion, 0.16% per annum on the portion of such net assets from $4 billion to $6.5 billion, 0.15% per annum on the portion of such net assets from $6.5 billion to $10.5 billion, 0.144% per annum on the portion of such net assets from $10.5 billion to $13 billion, 0.141% per annum on the portion of such net assets from $13 billion to $17 billion, 0.138% per annum on the portion of such net assets from $17 billion to $21 billion, 0.135% per annum on the portion of such net assets from $21 billion to $27 billion, 0.133% per annum on the portion of such net assets from $27 billion to $34 billion, 0.131% per annum on the portion of such net assets from $34 billion to $44 billion, 0.129% per annum on the portion of such net assets from $44 billion to $55 billion, and 0.127% per annum thereafter ("Net Asset Portion"); plus

     (b) 2.25% of the Fund's monthly gross income for the preceding month ("Income Portion").

     The Net Asset Portion shall be accrued daily based on the number of days per year. The net assets of the Fund shall be determined in the manner and on the dates set forth in the prospectus of the Fund, and on days on which the net assets are not determined, shall be as of the last preceding day on which the net assets shall have been determined. In the event of termination other than at the end of a calendar month, the monthly fee shall be prorated for the portion of the month prior to termination and paid on or before the tenth (10th) day subsequent to termination.

     The Income Portion shall be accrued daily and "gross income" for this purpose shall be determined in the same manner as gross income is determined for and reported in financial statements and shall not include gains or losses from sales of securities.

     6. The Investment Adviser agrees to reduce the fee payable to it under this Agreement by the amount by which the ordinary operating expenses of the Fund for any fiscal year of the Fund, excluding interest, taxes and extraordinary expenses, shall exceed one and one-half percent (1-1/2%) of the first $30 million of average net assets of the Fund determined pursuant to Section 5, plus one percent (1%) of such average net assets in excess thereof. Costs incurred in connection with the purchase or sale of portfolio securities, including brokerage fees and commissions, which are capitalized in accordance with generally accepted accounting principles applicable to investment companies, shall be accounted for as capital items and not as expenses. Proper accruals shall be made by the Fund for any projected reduction hereunder and corresponding amounts shall be withheld from the fees paid by the Fund to the Investment Adviser. Any additional reduction computed at the end of the fiscal year shall be deducted from the fee for the last month of such fiscal year, and any excess shall be paid to the Fund immediately after the fiscal year end, and in any event prior to publication of the Fund's annual report, as a reduction of the fees previously paid during the fiscal year.

     7. The expense limitation described in Section 6 shall apply only to Class A shares issued by the Fund and shall not apply to any other class(es) of shares the Fund may issue in the future. Any new class(es) of shares issued by the Fund will not be subject to an expense limitation. However, notwithstanding the foregoing, to the extent the Investment Adviser is required to reduce its management fee pursuant to provisions contained in Section 6 due to the expenses of the Class A shares exceeding the stated limit, the Investment Adviser will either (i) reduce its management fee similarly for other classes of shares, or (ii) reimburse the Fund for other expenses to the extent necessary to result in an expense reduction only for Class A shares of the Fund.

     8. Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, or to prohibit affiliates of the Investment Adviser from engaging in such businesses or in other related or unrelated businesses.

     9. The Investment Adviser shall have no liability to the Fund, or its shareholders, for any error of judgment, mistake of law, or for any loss arising out of any investment, or for any other act or omission in the performance of its obligations to the Fund not involving willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder.

     10. This Agreement shall continue in effect until the close of business on December 31, 2005. It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved at least annually by either (i) the Board of Directors of the Fund, or by the vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, and (ii) a majority of those directors who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party cast in person at a meeting called for the purpose of voting on such approval. Such mutual consent to renewal shall not be deemed to have been given unless evidenced by a writing signed by both parties hereto.

     11. This Agreement may be terminated at any time, without payment of any penalty, by the Board of Directors of the Fund or by the vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, on sixty (60) days' written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund. This Agreement shall automatically terminate in the event of its assignment (as defined in the 1940 Act).

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate originals by their officers thereunto duly authorized as of the day and year first above written.

                                     CAPITAL RESEARCH AND MANAGEMENT
THE INCOME FUND OF AMERICA, INC.     COMPANY


By: /s/ Hilda L. Applbaum           By: /s/ James F.  Rothenberg
    Hilda L. Applbaum, President        James F. Rothenberg, President


By: /s/ Patrick F. Quan             By: /s/ Michael J. Downer
    Patrick F. Quan, Secretary          Michael J. Downer,
                                        Vice President and Secretary